Oral Angiogenesis Inhibitor Enters Phase III Trials for Treatment of Patients with Metastatic Colorectal Cancer

Berlin, April 2, 2003 - Schering AG, Berlin (FSE: SCH, NYSE: SHR), announced today that its novel experimental agent PTK787/ZK 222584, which is being developed in collaboration with Novartis AG (NYSE: NVS), has entered Phase III clinical trials in metastatic colorectal cancer. The trials will evaluate the safety and efficacy of PTK787/ZK 222584 in combination with first- and second-line chemotherapy for patients with metastatic colorectal cancer. PTK787/ZK 222584 is a novel oral angiogenesis inhibitor that potently inhibits vascular endothelial growth factor (VEGF) receptor tyrosine kinases, important enzymes in the formation of new blood vessels that contribute to tumor growth and metastasis.

The CONFIRM 1 (Colorectal Oral Novel Therapy for the Inhibition of Angiogenesis and Retarding of Metastases in First-line) trial will study the potential progression-free and overall survival benefit of once daily oral treatment with PTK787/ZK 222584 in combination with oxaliplatin/5-fluorouracil/leucovorin (FOLFOX-4 chemotherapy regimen) compared to FOLFOX-4 with placebo in previously untreated patients with metastatic colorectal cancer.

The CONFIRM 2 (Colorectal Oral Novel Therapy for the Inhibition of Angiogenesis and Retarding of Metastases in Second-line) trial will study the potential survival benefit of once daily oral treatment with PTK787/ZK 222584 in combination with the FOLFOX-4 chemotherapy regimen compared to FOLFOX-4 with placebo in patients with metastatic colorectal cancer who have progressed after irinotecan-based first-line chemotherapy.

"We are delighted that Schering's development collaboration with Novartis has resulted in moving forward this targeted angiogenesis inhibitor that may become a valuable new treatment option for this commonly occurring cancer," said Dr. Joachim-Friedrich Kapp, Head of Specialized Therapeutics at Schering AG. "Angiogenesis inhibition is a promising new therapy that shows real potential for making cancer a manageable and treatable chronic disease."

"There is a pressing clinical need to pursue the development of new cancer therapies for metastatic colorectal cancer," said Gregory Burke, Senior Vice President, Global Head Development, Novartis Oncology. "By restricting the blood supply to these tumors, the angiogenesis inhibitor PTK787/ZK 222584 represents a novel approach to cancer treatment. If the data continue to be positive, addition of this novel compound to standard chemotherapy could represent a new treatment option for patients with metastatic colorectal cancer."


About Colorectal Cancer
According to the World Health Organization, in 2000 there were almost 500,000 cases of colorectal cancer worldwide, almost 65% of which were in the more developed countries. The Colorectal Cancer Network reports that in the United States only lung cancer is responsible for more cancer-related deaths.

Study design
Both the CONFIRM 1 and CONFIRM 2 trials are Phase III, randomized, double-blind, placebo-controlled multinational studies evaluating patients with metastatic colorectal cancer. CONFIRM 1 is scheduled to enroll approximately 1090 patients with previously untreated metastatic colorectal cancer, while CONFIRM 2 is seeking approximately 830 patients with metastatic colorectal cancer who have progressed after irinotecan based first-line therapy. More than 150 sites worldwide will participate in these trials, which started in January 2003.

European studies have been started in Belgium, France, Germany, Italy and Switzerland. The initiation in other European countries as well as in Brazil and New Zealand is going to follow within the next few weeks. For information on participating in the study, patients in the US should call:
1-800-340-6843.

Contraindications and Adverse Events
PTK787/ZK 222584 treatment has been generally well tolerated in the ongoing clinical trials. The most frequently reported adverse events were nausea (47%); fatigue (39%), vomiting (36%), and dizziness (34%) and the majority of these were mild to moderate. The adverse event profile for the group of patients treated with PTK787/ZK 222584 in combination with FOLFOX-4 was generally similar to that of the FOLFOX-4 regimen alone. PTK787/ZK 222584 should not be administered to women who are pregnant or lactating or to anyone not practicing adequate contraception.

About PTK787/ZK 222584
PTK787/ZK 222584 is a novel oral angiogenesis inhibitor that potently inhibits vascular endothelial growth factor (VEGF) receptor tyrosine kinases, important enzymes in the formation of new blood vessels that contribute to tumor growth and metastasis. PTK787/ZK 222584 has the potential to be the first orally active angiogenesis inhibitor to be used long-term in combination with standard chemotherapy for the treatment of patients with metastatic colorectal cancer.

PTK787/ZK 222584 is being clinically developed in metastatic colorectal cancer in Belgium, Brazil, Czech Republic, France, Germany, Hungary, Italy, Netherlands, New Zealand, Russia, Spain, Sweden, Switzerland, and United Kingdom by Schering AG, Berlin, Germany, and in the USA, China, Singapore, Hong Kong, Taiwan and Mexico by Novartis Oncology.


Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Diagnostics&Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular system. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

Novartis Oncology is a business unit within Novartis AG (NYSE: NVS), a world leader in pharmaceuticals and consumer health. In 2002, the Group's businesses achieved sales of CHF 32.4 billion (USD 20.9 billion) and a net income of CHF 7.3 billion (USD 4.7 billion). The Group invested approximately CHF 4.3 billion (USD 2.8 billion) in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ about 72,900 people and operate in over 140 countries around the world. For further information please consult http://www.novartis.com

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.
Your contacts at Corporate Communication:
Business: Dr Friedrich von Heyl, T: +49-30-468 152 96;
friedrich.vonheyl@schering.de
Investor Relations: Peter Vogt, T: +49-30-468 128 38;
peter.vogt@schering.de
Pharma: Frank Richtersmeier, T: +49-30-468 176 61;
frank.richtersmeier@schering.de

Your contacts in the US:
Investor Relations: Joanne Marion, T: +1-973-487 2164, joanne_marion@berlex.com


Contacts at Novartis:
In the U.S., contact: Gloria C. Stone, Novartis Oncology, P: + 1 973-781-5587; F: + 1 973-781-6211
Outside the U.S., contact: Novartis Headquarters, Basel P: +41-61-324-2200

Find additional information at: www.schering.de/eng